Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012
November 26, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
     Attn.: Mr. Christian Sandoe

Re:	Domini Social Investment Trust (File Nos. 811-5823 and 33-29180)
Dear Mr. Sandoe:
     This letter is in response to comments we received from the Staff of the Securities and Exchange Commission (the “Commission”) on November 10, 2008 and regarding Post -Effective Amendment Nos. 36 to the Registration Statement on Form N-1A (the “Registration Statement”) filed by the Domini Social Investment Trust (the “Registrant”) with the Commission on September 26, 2008.
     Below are the Staff’s comments regarding the Registration Statements and the Registrant’s responses thereto.
A.	Prospectuses
The following comments apply to the Funds’ Prospectuses:
1.	Principal Investment Strategies

a.	Comment: The Staff notes that it is the Domini European Social Equity Fund’s policy to invest, under normal circumstances, at least 80% of its assets in equity securities and related investments of European companies. The Staff requests that the Registrant confirm that the reference to investments in “related investments” of European companies refers only to investments that have economic characteristics similar to equity investments.

The staff notes that the Registrant defines European companies to include “issuers whose economic fortunes and risks are otherwise linked with a European market (as determined by the Fund’s submanager).” The Staff requests that the Registrant identify the factors utilized by the submanager to make such determination.

The Staff notes that the same comments apply to the Domini European PacAsia Social Equity Fund and Domini PacAsia Social Equity Funds.

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Response: The Registrant hereby confirms that “related investments” of European companies refers only to investments that have economic characteristics similar to equity investments.

The Registrant will delete the fourth factor referencing “issuers whose economic fortunes and risks are otherwise linked with a European market (as determined by a Fund’s submanager).” The Registrant will make corresponding changes to the disclosure for the other Domini Funds as applicable.

b.	Comment: The Staff notes that the Registrant states that, at Domini’s discretion, each Fund may retain investments that are not consistent with Domini’s social and environmental standards to support shareholder advocacy activities. The Staff requests confirmation that no Fund would add to its position in an investment which is not consistent with Domini’ social and environmental standards in reliance on this language.

Response: The Registrant hereby confirms that no Fund would add to its position in an investment which is not consistent with Domini’s social and environmental standards in reliance on this language.

2.	Primary Risks

a.	Comment: The Staff notes that the Registrant has listed the principal risks of investing in each Fund in response to Item 2 of Form N-1A but do not provide narrative risk disclosure. The Staff requests that the Registrants summarize the principal risks of investing in each Fund as required by Item 2 of Form N-1A.

Response: The Registrant respectfully submits that the current presentation of the principal risks of investing in each Fund in the Prospectus is responsive to Item 2 of Form N-1A and communicates such risks in a clear, understandable and efficient manner. The Registrant respectfully submits that repetition in the Risk/Return section of the narrative risk disclosure that is included immediately after the Risk/Return section would increase the amount of disclosure included in the Prospectus but would not necessarily provide any additional benefit to potential investors. The Registrant also notes that the Staff appears to have accepted similar presentations of risk disclosure by other registrants.

b.	Comment: The Staff notes that the Domini Social Bond Fund states in its primary investment strategies that it may make investments in unrated or lower-rated securities that carry a higher degree of risk than the Fund’s investment-grade securities and that some of these investments may be illiquid. The Staff requests that the Registrant add primary risk disclosure regarding such investments.

Response: The Registrant notes that Domini Social Bond Fund may invest up to 10% of its assets in community development financial institutions, community loan funds, and similar institutions, and that, as the Staff notes, some of these investments may be in unrated or lower-rated securities that carry a higher degree of

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risk than the Fund’s investment-grade securities, and that some of these investment may be illiquid. The Registrant notes that it includes disclosure in the “Summary of Primary Risks” section of the prospectus with respect to such investments under the heading “Credit Risk”, stating that “Community development investments that are unrated and/or illiquid may be riskier than investment-grade securities, and some may earn below-market rates of return. The Fund may not be able to sell illiquid investments at an advantageous time or price.” The Registrant respectfully submits that no additional disclosure is required.

3.	Performance

a.	Comment: The Staff notes the Registrant’s reference to the Class A shares and Institutional shares acquisition of the assets and liabilities of the Domini Social Equity Portfolio and the Domini Institutional Social Equity Fund, respectively, on November 28, 2008. The Staff requests an explanation why Form N-14 has not been filed in connection with this acquisition.

Response: The Registrant notes that no proxy statement/prospectus on Form N-14 has been filed in connection with the reorganizations referenced by the Staff (the “Reorganizations”) because no shareholder vote is required or contemplated in connection with such Reorganizations, nor is any shareholder being asked to make any investment decision with regard to the transactions.

In this case, the Reorganizations involve the reorganization of the series of Domini Advisor Trust and Domini Institutional Trust into classes of corresponding series of Domini Social Investment Trust. In each case, the acquired fund and its corresponding acquiring fund are feeder funds that invest all of their assets in the same series of another investment company, Domini Social Trust. After the completion of the Reorganization of an acquired fund, the shareholders of such acquired fund will be shareholders of a new class of the corresponding acquiring fund that invests in the same master fund as the acquired fund and that has identical investment policies, advisory and sub-advisory contracts (with respect to the identity of the adviser/subadviser, the services to be provided, the assets to be managed and the rate of compensation to be paid), and fees and expenses as the acquired fund. The only material difference in the advisory/subadvisory contracts is the identity of the investment company holding the assets. In addition, each acquired fund and its corresponding acquiring fund has the same Board of Trustees.

Neither applicable state law nor the organizational documents of the acquired or acquiring funds require shareholder approval of the Reorganizations.

Similarly, shareholder approval of the Reorganizations is not required under the Investment Company Act of 1940, as amended (the “1940 Act”). Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when: (i) no fundamental policy of the acquired fund is materially different from a policy of the acquiring fund; (ii) no advisory contract of the

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acquired fund is materially different from an advisory contract of the acquiring fund; (iii) the non-interested Trustees of the acquired fund who were elected by its shareholders will comprise a majority of the non-interested Trustees of the acquiring fund; and (iv) any distribution fees authorized to be paid under the acquiring fund’s distribution plan are no greater than the distribution fees authorized to be paid under the acquired fund’s distribution plan. Each Reorganization meets the conditions of Rule 17a-8.

Securities issued in transactions described under Rule 145(a) under the Securities Act of 1933 (the “1933 Act”) may be registered on Form N-14. However, where shareholder approval of a plan or agreement is not required or contemplated, as is the case with each Reorganization, Rule 145 does not apply. Rule 145 extends the protections of the 1933 Act to shareholders who are offered securities in a business combination of the type described in the Rule. Rule 145 provides that, in most instances, an “offer,” “offer to sell,” “offer for sale” or “sale” under the 1933 Act occurs when a reclassification of securities, statutory merger, consolidation or transfer of assets is submitted for the vote or consent of security holders. In such cases, shareholders must be provided with information sufficient to enable them to make an informed business decision when voting. The preliminary note to Rule 145 states that the thrust of the rule is that an “offer,” “offer to sell,” “offer for sale” or “sale” occurs when a plan or agreement is submitted to security holders under which they must elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security. However, shareholder approval is not required in connection with the transaction. Moreover, the transaction is involuntary on the part of shareholders, i.e., they are not being required or asked to make any choice regarding receipt of the acquiring fund’s securities. Therefore, no investment decision is being made by shareholders, and the 1933 Act is not implicated. Accordingly, Rule 145 does not apply to the Reorganizations.

In addition, it is the Registrant’s belief that there is no “offer,” “offer to sell,” “offer for sale” or “sale” of a new or different security in exchange for an acquired fund’s existing securities in this case because, as noted above, each acquired fund and its corresponding acquiring fund are currently feeder funds that invest all of their assets in the same series of another investment company. The Staff of the Division of Investment Management has stated that it views the master fund in a master-feeder structure as the co-issuer of the feeder fund’s securities in accordance with Rule 140 under the 1933 Act (see Letter to Honorable John D. Dingell, pub. avail. April 15, 1992). Therefore, it may be argued that each feeder fund offers securities in the same underlying master fund (c.f., Eaton Vance Group of Investment Companies, SEC No-Action Letter, pub. avail July 25, 1997, and Principal Preservation Portfolios, Inc., SEC No-Action Letter, pub. avail. January 11, 1996 (feeder fund shareholder approval of investment advisory contract not required in conversion of master-feeder structure)).

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Finally, the Registrant submits that requiring the filing and distribution of a Form N-14 in this case would serve no useful purpose and would impose on shareholders a significant and needless expense. As noted above, neither applicable state law nor the organizational documents of the acquired or acquiring funds require shareholder approval of the Reorganizations. Furthermore, there are no differences between an acquired fund and the corresponding acquiring fund to compare in a Form N-14. As discussed above, after the completion of the Reorganization of an acquired fund, the shareholders of such acquired fund will be shareholders of a new class of the corresponding acquiring fund that invests in the same master fund as the acquired fund and that has identical investment policies, advisory and sub-advisory contracts (except as to the identity of the investment company holding the assets), and fees and expenses as the acquired fund.

b.	Comment: The Staff notes that the Total Returns presented for each Fund have not been updated to reflect 2007.

Response: The Registrant hereby confirms that the performance and financial information for each Fund will be updated to reflect the most recent fiscal year in the amendment to the registration statement that will be filed pursuant to Rule 485(b) of the Securities Act of 1933, to be effective on November 28, 2008.

c.	Comment: The Staff notes that the benchmark for the Domini Social Bond Fund is the Lehman Brothers Intermediate Aggregate Index. The Staff requests confirmation that this index is still in existence.

Response: The Registrant notes that the Barclays Capital bond market indices now include the Lehman Brothers global family of indices. Barclays Capital recently announced that it was re-branding the Lehman Brothers indices with the Barclays Capital name. The Registrant has updated references to the Lehman index with the new Barclays Capital name.

4.	Fee Table

Comment: The Staff notes that the presentation of “Other Expenses” in the fee table reflects two subcategories. The Staff requests that the total other expenses be added to the fee table in order to comply with the fee table presentation requirements of Form N-1A.

Response: In response to the Staff’s request, the Registrant will include the total Other Expenses in each fee table, as applicable. This change will be reflected in the amendment to the registration statement that will be filed pursuant to Rule 485(b) of the Securities Act of 1933 to be effective on November 28, 2008.

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B.	Statement of Additional Information

Comment: The Staff notes that the Bond Fund has a fundamental policy which states that the Fund may not concentrate its investments in any particular industry, but if it is deemed appropriate for the achievement of the Fund’s investment objective, up to 25% of its assets, at market value a the time of each investment, may be invested in any one industry, except that positions in futures contracts shall not be subject to this restriction. The Staff requests confirmation that the industry associated with the underlying issuer of a futures contract is considered when monitoring the 25% industry concentration investment restriction.

Response: The Registrant hereby confirms that the industry associated with the underlying issuer of a futures contract is considered when monitoring the 25% industry concentration investment restriction.

C.	Part C

Comment: The Staff requests confirmation that consent of the independent registered public accounting firm will be filed with the registration statement.

Response: The Registrant hereby confirms that consent of the independent registered public accounting firm will be included as an exhibit to the amendment to the registration statement that will be filed pursuant to Rule 485(b) of the Securities Act of 1933 to be effective on November 28, 2008.

D.	General Comment

Comment: You asked that the Registrants provide letters to the Commission that includes certain “Tandy” acknowledgments.

Response: Attached are letters from the Registrants to the Commission that contains the requested acknowledgments.
* * * * * *
     We hope that this letter addresses your comments with respect to the Registration Statements. If you should have any further questions, please do not hesitate to contact me at 212-217-1114.

Sincerely,
/s/ Megan L. Dunphy
Megan L. Dunphy

cc:	Toby R. Serkin